[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]
October 14, 2016
Asen Parachkevov Division of Investment Management Securities and Exchange Commission 100 F Street, NE Washington, DC 20549
RE:	Guggenheim Strategic Opportunities Fund (File Nos. 333-213452 and 811-21982)
Dear Mr. Parachkevov:
Thank you for your telephonic comments received on October 3, 2016 regarding the Registration Statement on Form N-2 filed by Guggenheim Strategic Opportunities Fund (the “Fund”) on September 2, 2016. On behalf of the Fund, we have articulated your comments to the best of our understanding and provided our responses to your comments below. Changes will be reflected in Pre-Effective Amendment No. 1 to the Registration Statement, which the Fund intends to file on or about the date hereof and will be marked to show all changes made since the initial filing of the Registration Statement.
Comment 1	We note that the Fund has included Section 19(a) notices with recent distributions, but that the financial highlights for the Fund do not reflect a return of capital component for the Fund’s distributions. Please explain this discrepancy.
Response 1	The Fund pays monthly distributions and provides Section 19(a) notices, when applicable, based on the Fund’s good faith estimates of the sources of those distributions at the time they are paid. However, the determination of the character of the Fund’s distributions based on the Fund’s income and gains for the year, may differ from those estimates. This fact is noted in such Section 19(a) notices, see for example, the Fund’s October 2015, notice which estimated a portion of the distribution as return of capital, but explained that “A final determination of the tax character of distributions paid by the Fund in 2015 will be reported to shareholders in January 2016 on Form 1099-DIV.” October 2015 was the only monthly distribution during 2015 for which the Fund estimated a portion of the distribution would consist of return of capital. The November 2015 and December 2015 Section 19(a) notices, estimated the distributions as 100% long-term capital gains. The Fund’s final calculations for 2015 resulted in 2015 distributions that were 83.33% ordinary dividends and 16.67% long-term capital gains.
Comment 2	Disclosure in the Prospectus states that the Fund “may invest in senior and subordinated classes issued by structured finance vehicles.” To the extent that investing in subordinated, or equity, tranches of CLOs is a principal strategy of the Fund, add additional disclosure regarding the risks associated with such investments.
Response 2	The Fund has added additional disclosure to clarify that the Fund’s investments in CLOs may include subordinated, or equity, tranches of CLOs and the risks associated with such investments.

Securities and Exchange Commission
October 14, 2016

Comment 3	The Fund’s definition of “Common Equity Securities” includes limited liability company interests. To the extent that the Fund makes material investments in limited liability companies that are treated as partnerships for U.S. federal income tax purposes, discuss the risks associated with such investments.
Response 3	The Fund does not make material investments in common interests in limited liability companies that are treated as partnerships.
Comment 4	Confirm that the Fund does not invest in hedge funds or private equity funds.
Response 4	The Fund hereby confirms that it does not invest in hedge funds or private equity funds.
Comment 5	The Fund discloses that Financial Leverage is not currently expected to exceed 33 1 / 3 % of the Fund’s Managed Assets, but that the Fund may utilize Financial Leverage up to the limits imposed by the 1940 Act. Explain the difference between these two statements. Confirm that the Fund has no present intention to issue preferred shares in the next twelve months.
Response 5	The Fund confirms that it has no present intention to issue preferred shares in the next twelve months. Therefore, Financial Leverage is not currently expected to exceed 33 1/3%. However, the Fund is not prohibited from issuing preferred shares and if the Fund were to do so in the future, it could utilize leverage in excess of 33 1/3% up to the 1940 Act limits applicable to preferred shares. The Fund notes that under “Prospectus Summary—Financial Leverage” and “Use of Financial Leverage” the Fund explains the asset coverage tests applicable to both indebtedness and preferred shares. In addition, under “Description of Capital Structure—Preferred Shares” the Fund states that “The Fund has no present intention to issue preferred shares.” The Fund has added this statement of intent elsewhere in the Prospectus as applicable.
Comment 6	Does the Fund intend to use any portion of the proceeds of an offering under the Registration Statement to pay down indebtedness or pay distributions.
Response 6	The Fund has no present intent to use proceeds in such a manner.
Comment 7	Reference is made in the discussion of the Fund’s investment process to the Sub-Adviser’s Portfolio Construction Group and its Sector Specialists. Explain the role played by these persons and if the Sector Specialists are the same personnel as the named portfolio managers of the Fund.
Response 7	The Fund has revised disclosure regarding the Fund’s investment process to better explain the process and the roles of various personnel involved.
Comment 8	If investments that involve unfunded loan commitments are a significant component of the Fund’s investment strategy, include additional disclosure regarding such commitments.
Response 8	As of May 31, 2016, the Fund had unfunded commitments outstanding of $771,834 and net assets of approximately $310 million. The Fund confirms that in connection with any unfunded commitments, the Fund segregates cash and liquid assets in an amount at least

Securities and Exchange Commission
October 14, 2016

equal to the Fund’s outstanding obligations under such unfunded commitments. While the Fund does not currently have significant exposure to unfunded commitments, the Fund has added additional disclosure to the Prospectus regarding the risks associated with investments that involve unfunded commitments.
Comment 9	Please review the disclosure regarding the Fund’s use of derivatives to confirm that disclosure is customized to proposed Fund operations and the risks applicable to the derivative instruments expected to be used.
Response 9	The Fund has reviewed its disclosure regarding the use of derivatives and believes that such disclosure is appropriate customized to proposed Fund operations and the risks applicable to the derivative instruments expected to be used.
Comment 10	If investments in distressed or defaulted investments are a principal strategy of the Fund, include disclosure regarding such investments in the Prospectus Summary.
Response 10	The Fund has added additional disclosure regarding distressed or defaulted investments.
Comment 11	Confirm that in connection with credit default swaps in which the Fund is the seller of protection, the Fund will segregate an amount each to the notional amount of the swap.
Response 11	The Fund confirms that in connection with credit default swaps in which the Fund is the seller of protection, the Fund will segregate an amount each to the notional amount of the swap.
Comment 12	Confirm that call options written by the Funds are covered calls or, if not covered, that the Funds segregate cash or liquid assets in connection with such call options.
Comment 12	The Fund only writes calls that are “covered.” See “The Fund’s Investments—Portfolio Contents—Options” which states that “[t]he Fund will follow a strategy known as ‘covered call option writing’” and that “[a]s part of its strategy, the Fund may not sell ‘naked’ call options on individual securities.” A call option written by the Fund on a security is “covered” if the Fund owns the security underlying the call or has an absolute and immediate right to acquire that security without additional cash consideration (or, if additional cash consideration is required, the Fund segregates cash or other liquid assets in such amount) upon conversion or exchange of other securities held by the Fund. A call option is also covered if the Fund holds a call on the same security as the call written where the exercise price of the call held is (i) equal to or less than the exercise price of the call written, or (ii) greater than the exercise price of the call written, provided the difference is maintained by the Fund in segregated cash or liquid assets.

Securities and Exchange Commission
October 14, 2016

Comment 13	If short sales are a principal strategy of the Fund, include disclosure regarding such transactions in the Prospectus Summary.
Response 13	Short sales are not a principal strategy of the Fund.
Comment 14	If securities lending is a principal strategy of the Fund, include disclosure regarding such transactions in the Prospectus Summary.
Comment 14	Securities lending is not a principal strategy of the Fund.
Comment 15	Under the discussion of the determination of net asset value, provide additional disclosure regarding the methods by which the Fund values investments in CLOs. If the Fund uses particular models to value CLOs discuss these models and the inputs used by the Fund.
Comment 16	The Fund states in the discussion of determination of net asset value that “[t]he Fund may utilize independent pricing services or bid quotations provided by dealers to value certain of its securities at their market value. The Fund typically uses independent pricing services to value credit securities held by the Fund at their market value. The Fund periodically verifies valuations provided by independent pricing services.” The Fund has revised disclosure to clarify that this disclosure applies to the Fund’s investments in CLOs, which are typically priced using such independent pricing services. For those CLOs for which such independent pricing services or dealer quotations are not available, they are priced in accordance with the Fund’s fair valuation procedures as described in the prospectus.

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Should you have any additional comments or concerns, please do not hesitate to contact me at (312) 407-0641.
Sincerely,
/s/ Kevin T. Hardy
Kevin T. Hardy